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               BAAN COMPANY PROVIDES UPDATE ON FINANCIAL POSITION

     Barneveld, The Netherlands and Herndon, Virginia, USA - February 17, 2000 - Baan Company N.V. (NASDAQ: BAANF; ASE: BAAN), in agreement with the Amsterdam Stock Exchange (AEX), today provided an update on its financial position.

     In connection with its earnings announcement dated February 3, 2000, the Company reported that it had cash and marketable securities balances of $197 million and positive stockholders' equity of $9 million at December 31, 1999. Given the AEX's listing standards of maintaining positive stockholders' equity, the Company has been reporting regularly to the AEX on its ongoing plans to raise additional equity. These plans include the following:

     o Selling the CODA business for approximately $50 million in cash, as previously announced. The Company expects to record a gain of approximately $30 million on this sale. The transaction is subject to customary closing conditions and is expected to be completed by the end of March 2000.

     o An increase in the value of certain of the Company's marketable securities due to improved market performance since year-end.

     o Retaining the services of Lazard Freres to assist in raising additional equity financing.

     o Continuing active discussions with various investors and other parties on transactions, which could further enhance the Company's equity position.

     The Company will next report to the AEX in mid-March on its ongoing plans to increase stockholders' equity.

ABOUT BAAN COMPANY

     Founded in 1978, Baan Company (NASDAQ: BAANF; ASE: BAAN) is a global provider of enterprise business solutions. Baan Company offers a comprehensive portfolio of integrated services and best-in-class, component-based applications that span an organization's entire value chain including E-Business and Web Commerce, Customer Relationship Management, Enterprise Resource Planning, Supply Chain Management, and Corporate Knowledge Management. Deployed at more than 15,000 customer sites worldwide, Baan Company solutions enable organizations to drive strategic business growth, improve business processes, reduce operating complexity, and increase corporate flexibility.

     Baan Company has dual headquarters in Barneveld, The Netherlands and Herndon, Virginia, USA and can be found on the World Wide Web at www.baan.com.

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     Statements in this press release using the words "believes," "expects,"
"anticipates," and the like are forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended, and as such are subject to a number of risks and uncertainties that could significantly affect outcomes. Actual outcomes, therefore, may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such statements. Typical risks and uncertainties may be reviewed in the Baan Company's public filings on file with the U.S. Securities and Exchange Commission (including its most recent Form 20-F and G-K).

     "Baan" is a registered trademark of Baan Company, and any trade, product, or service name referenced in this release using the name "Baan" is a trademark and/or property of Baan Company. All other company, product, and service names may be trademarks of their respective owners.

     For more information, please contact:

     Baan Company Public Relations:
     Judith Ingleton-Beer
     Phone: +44 (0)1780 721433
     Email: jingletonbeer@iba.co.uk

     Dan O'Leary
     Phone: +(202) 828-8819
     Email: press@baan.com

     Baan Company Investor Relations
     Mark Wabschall
     Phone: +(703) 234-6275
     Email: ir@baan.com